SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil, LNG and Natural Gas Production in 2004

Rio de Janeiro, January 13, 2005 - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company informs that during 2004 its total average production of oil and liquid natural gas (LNG), and natural gas in Brazil and overseas was 2,020.4 thousand barrels of oil equivalent/day (boed), representing a slight decline of 0.8% compared with 2,036.5 thousand boed in 2003.

The average annual domestic output of oil and LNG was 1,492.6 thousand barrels per day (bpd) against 1,540.1 thousand bpd in 2003. The principal factors behind this reduction were contractual delays in the delivery of the P-43, P-48 and P-50 platforms to the new Barracuda, Caratinga and Albacora Leste fields and problems experienced in the Marlim Sul field, both of which translated into the Company being unable to offset the natural decline in production from the Marlim field. In December, the start-up of platform P-43 in the Barracuda field has already ensured a substantial increase in output to 1,527.9 thousand bpd, 2.3% above the annual average. The Company also wishes to point out that in 2004, the average production at the more mature onshore fields stabilized at 250.5 thousand bpd, a slight increase compared with 2003, when an output of 248.4 thousand bpd was recorded.

By contrast, average Brazilian natural gas output in 2004 was 42,146.2 thousand cubic meters daily (m³d), an increase of 5.8% over production in 2003 of 39,827.3 thousand m³d. This increase reflects the growth in the domestic market for natural gas, among the Company’s strategic objectives, and the larger production of non-associated natural gas in the northern region of the country.

Petrobras’ average international production of oil and LNG grew from 160.9 thousand bpd in 2003 to 168.5 thousand bpd, principally thanks to the normalization of Venezuelan output. The average international production of natural gas grew still more significantly to 15,995.8 thousand m³d in 2004 from 14,443.4 thousand m³d in 2003, once again reflecting the domestic increase in demand for natural gas, in turn boosting production in Bolivia. In this context, the Company also began natural gas production in the Coulumb North field in the Gulf of Mexico.

Production increases in Brazil are expected for early 2005 as the start up of operations at the P-48 platform in the first quarter, accelerated output from P-43, each one with an installed production capacity of 150 thousand bpd, in the second half of 2005 the start up of the P-50 platform (Albacora Leste field), with a 180 thousand bpd capacity, the recovery in production at the Marlim Sul field and, late in 2005, the start-up of platform P-34 in the Jubarte field, with a production capacity of 60 thousand bpd, will all be instrumental in the resumption in growth of the Company’s total oil, LNG and natural gas output in Brazil and overseas. Together, these additional production facilities are important steps towards achieving Petrobras’ strategic target of 3.4 million boed by 2010.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.